Exhibit 99.2

O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  LMARKSESTERMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2257

November 13, 2023

By Email

LifeVantage Corporation

3300 North Triumph Boulevard, Suite 700

Lehi, Utah 84043

Attn:	Alissa Neufeld General Counsel and Corporate Secretary

c/o Vinson & Elkins L.L.P.

1114 Avenue of the Americas, 32nd Floor

New York, New York 10036

Attn:	Lawrence S. Elbaum
Re:	Document Preservation Notice

Dear Lawrence:

As you know, we are counsel for the Radoff-Sudbury Group, which is comprised of Bradley L. Radoff, Sudbury Capital Fund, LP and certain of their respective affiliates, and represents the largest stockholder of LifeVantage Corporation (“LifeVantage” or the “Company”). We write today regarding the Radoff-Sudbury Group’s investigation into and potential filing of various claims on behalf of and/or against the Company and its directors, officers and anyone else who may have aided or abetted those entities and individuals in committing violations of the federal securities laws and breaching their fiduciary duties to LifeVantage’s stockholders (the “Potential Claims”).

The purpose of this letter is to put LifeVantage on notice of its obligations to take reasonable steps to preserve and retain all documents, including electronically stored information (“ESI”) and hard copies, related to the Potential Claims.

Specifically, the Radoff-Sudbury Group is exploring claims that LifeVantage’s directors took steps to unlawfully entrench themselves in violation of their fiduciary duties to the Company’s stockholders. We are investigating whether the Company’s incumbent directors threatened relationships with distributors and other stakeholders to unlawfully pressure them to vote for the Company’s directors at the Company’s fiscal year 2024 annual meeting of stockholders held on November 6, 2023 (the “Annual Meeting”). We are also investigating the last minute switch in votes for Garry Mauro from the Radoff-Sudbury Group’s nominee, Dayton Judd, and whether the Company’s directors, and in particular Mr. Mauro, improperly utilized Company funds or assets, and/or made unlawful promises to secure the change in voting. In addition, the Radoff-Sudbury Group is investigating potential violations of the securities laws, in particular under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). LifeVantage has already admitted to violating Rule 14a-6 and Rule 14a-13(a)(3) under the Exchange Act in connection with the Annual Meeting. We are investigating whether the Company also submitted false and misleading proxy solicitation materials to stockholders. In particular, LifeVantage confidently touted in its proxy materials its operational performance driving success for stockholders, and then the Company released its earnings after market close on November 9, 2023 which showed a decline in revenue, gross profit, gross margins and – most importantly – a decline in the number of active consultants by 17.5%, causing the stock to drop by almost 22%.1 The Company’s stock has continued to plummet as the market digests the information, and is down as much as nearly 40% as of the writing of this letter.2

1 Based on the closing price of the Company’s common stock on November 9, 2023 and November 10, 2023.

2 Based on the closing price of the Company’s common stock on November 9, 2023 and November 13, 2023.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 13, 2023

Until further notice, you should continue to retain and preserve all documents, communications, ESI and other records potentially relevant to the Potential Claims (“Potentially Relevant Materials”).

The terms “documents” and “communications” include hard copy and electronically generated communications in any form. They also refer to electronically-stored information (ESI). ESI includes, without limitation, the following: (a) all forms of electronic mail, text messages, instant messages, chats, calendar invitations, voice messages and recordings, and communications conveyed through social media and messaging apps; (b) information that is generated, received, processed, or recorded by computers and other electronic devices; and (c) output resulting from the use of any software program, including, but not limited to, word processing documents, spreadsheets, database files, charts, graphs, and outlines, regardless of whether said electronic data exists in an active file, a deleted file, or file fragment; activity listings of electronic mail receipts and transmittals; and any and all items stored on computer memories, hard disks, CD-ROMs, thumb drives, cloud-based storage, or on any other media for digital data storage or transmittal.

To fulfill LifeVantage’s preservation obligations, it must take reasonable steps to preserve all hard copy documents and ESI related to the Potential Claims in its possession, custody, or control (as well as in the possession, custody, or control of its agents, attorneys, consultants, and outside advisors), including but not limited to informing relevant custodians of their preservation obligations, immediately suspending any relevant document or data destruction and recycling policies, and taking all other reasonable steps necessary to prevent the intentional or inadvertent destruction, loss, override, or modification of documents and ESI related to the Potential Claims.

The failure to preserve documents and ESI related to the Potential Claims may subject LifeVantage to sanctions in any future legal proceedings. In the event of a dispute arising out of LifeVantage’s or its agents’ failure to preserve relevant documents, the Radoff-Sudbury Group will rely on this letter as evidence of our notice to LifeVantage of its preservation obligations.

Finally, this letter must be forwarded to all individuals who may have Potentially Relevant Materials. Please inform any of LifeVantage’s directors, officers, principals, employees, consultants, distributors, representatives and advisors who are likely to have information related to the Potential Claims of the contents of this memorandum and of the need to preserve documents. LifeVantage’s IT staff should be notified of this preservation notice so that appropriate measures are undertaken to suspend any digital information retention / destruction / recycling policies for data, digital media, and backup tapes that may contain information relating to the Potential Claims.

November 13, 2023

If LifeVantage is aware of any third parties (including, but not limited to, agents, attorneys, consultants, financial and strategic advisors, proxy solicitors, public relations firms and other outside advisors) who may be in possession of Potentially Relevant Materials, it must forward this document preservation notice to them immediately and ensure their compliance with the obligations enumerated herein.

The Radoff-Sudbury Group reserves all rights and waives none.

Sincerely,

/s/ Lori Marks-Esterman

Lori Marks-Esterman

cc:	Patrick Gadson, Vinson & Elkins L.L.P. Bradley L. Radoff Dayton Judd, Sudbury Capital Management, LLC Ryan Nebel, Olshan Frome Wolosky LLP Rebecca Van Derlaske, Olshan Frome Wolosky LLP